SMG INDIUM RESOURCES LTD.
41 University Drive, Suite 400
Newtown, Pennsylvania 18940

April 26, 2011

VIA EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:       Roger Schwall
Division of Corporate Finance

Re:          SMG Indium Resources Ltd. (the “Registrant”)
Registration Statement on Form S-1, as amended
                SEC File No. 333-165930

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on Thursday, April 28, 2011, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ailon Z. Grushkin
Ailon Z. Grushkin
President